Mark C Lee
Tel 916.442.1111
Fax 916.448.1709
leema@gtlaw.com

June 23, 2010

Via EDGAR and Federal Express

Parker Morrill
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Edge Resources, Inc. (f/k/a Guildhall Minerals Ltd.) Registration
Statement on From 20-F/A
Filed April 7, 2010
File No. 0-52768

Dear Mr. Morrill:

On behalf of Edge Resources, Inc., a corporation organized under the laws of British Columbia, Canada (“Edge” or the “Company”), we are responding to the comments in the letter from you dated April 27, 2010 relating to Edge’s Registration Statement on Form 20-F/A filed on April 7, 2010 (“Form 20-F/A”) and filing an amendment to such Form 20-F/A (“Form 20-F/A-2”).  We are including a courtesy marked copy of the amendment (Form 20-F/A-2) indicating the changes made thereon from the original reports filed with the Commission. The responses below have been numbered to correspond with the comments in your April 27, 2010 letter.

History and Development of the Company, page 12

1.
We note your response to prior comment 10. Our prior comment asked you to disclose that, prior to you becoming an oil and gas company in April 2009, you were a shell company. We note that in your Form 20-F for the year ended March 31, 2008, you state that "We are a 'shell company,' as defined in Rule 12b-2 under the Securities Exchange Act of 1934." We also note your disclosure on page 22 that "We did not have any business operations or revenues in the three fiscal years ended March 31, 2009, 2008 and 2007." Please advise. In addition, please provide us with an analysis of whether you were required to comply with Rule 13a-19 of the Exchange Act.

Securities and Exchange Commission
Division of Corporate Finance
June 23, 2010

Response to Comment 1:

The Company makes reference to its entire response to the Staff’s prior comment 10 as to why it was not a “shell company” as defined under Rule 12b-2 under the Securities Exchange Act of 1934, as amended. With regard to checking the box in the Company’s Form 20-F for the year ended March 31, 2008 that the Company is a “shell company,” that was an inadvertent error by the Company.

The Company has amended the Form 20-F/A to correct its disclosure on page 22 of the Form 20-F/A.

Rule 13a-19 of the Exchange Act is not applicable to the Company as the Company was not a “shell company” as defined under Rule 12b-2.

Compensation, page 30

2.	Please disclose all compensation for the last fiscal year as required by Item 6.B of Form 20-F. For example, discuss the options you granted to your officers and directors in June and September 2009.

Response to Comment 2:

The Company has amended the Form 20-F/A to include the requested disclosure.

Interim Financial Statements

Note 14 — United States Generally Accepted Accounting Principles

c) Interest in unproven resource properties, F-19

3.
Please disclose your method of accounting for your oil and gas activities under U.S. GAAP. We note your disclosure elsewhere which indicates you use the full cost method for Canadian GAAP. To the extent you are also using the full cost method for U.S. GAAP, please refer to Rule 4-10(c)(2) of Regulation S-X and please explain why you are presenting a U.S. GAAP difference for exploration costs.

Securities and Exchange Commission
Division of Corporate Finance
June 23, 2010

Response to Comment 3:

The Company uses the full cost method for both Canadian and U.S. GAAP.  As a result, there is no U.S. GAAP difference.  The Company has amended the Form 20-F/A to correct the requested disclosure.  The difference shown in Note 13 to the financial statements in the Form 20-F/A were incorrect.  The Company has amended the Form 20-F/A to correct the disclosure.

Financial Statements for Fiscal Year Ended March 31, 2009

General

4.
We note your response to our prior comment number 25. We are unable to locate audited financial statements in your document as required under Rule 3-05 of Regulation S-X relating to your oil and gas property acquisition. Please clarify where such information has been filed or otherwise please provide the financial statements at your earliest opportunity.

Response to Comment 4:

We thank the Staff for discussing this comment with the Company and as a result the Company is providing the following response.  With regards to the purchased oil and gas properties, the Company has revised the Form 20-F/A to state that at the time of purchase the assets were non-producing, and remained as such until May 2010 (please refer to pages 14-17).  Additionally, the Company did not acquire such property based on any reserve report showing proven reserves.  Subsequent to acquiring the properties, the Company commissioned an updated reserve report which then showed proven reserves.  As the properties were non-producing, the Company respectfully submits to the Staff that audited financial statements would not add further value to readers of the Form 20-F/A-2.  Therefore, the Company has not provided audited statements for such oil and gas properties acquired.

5.
We note you have provided certain pro forma information previously requested. Please modify your document to include a pro forma Standardized Measure prepared in a manner consistent with the guidance located in SFAS 69. We note for instance your pro forma Standardized Measure is presented on a pre-tax basis and also presents various outcomes using different discount rates. Please note, such presentations are not contemplated by SFAS 69.

Securities and Exchange Commission
Division of Corporate Finance
June 23, 2010

Response to Comment 5:

The Company has amended the Form 20-F/A to include the requested disclosure.

Note 13 — United States Generally Accepted Accounting Principles, page F18

6.	It appears you have restated your U.S. GAAP financial information contained in Note 13. Please refer to paragraph 26 of SFAS 154 and provide the required disclosures in your document.

Response to Comment 6:

Notwithstanding the Company’s response to the Staff’s Comment 27 in the Company’s response letter dated April 7, 2010, the Company believes on further consideration that the differences shown in Note 13 to the financial statements in the Form 20-F/A were incorrect and the numbers in the original Form 20-F are correct.  The $37,164 deferred acquisition costs consist of $25,000 in an assignment fee and $12,164 in legal costs.  These relate directly to the acquisition of the oil and gas properties and under both Canadian and U.S. GAAP will be added to the cost of the properties on completion of the acquisition.  The Company refers to Regulation S-X 210.4-10 which states “costs incurred to purchase, lease or otherwise acquire a property, including costs of lease bonuses and options to purchase or lease properties, … , brokers’ fees, recording fees legal costs and other costs incurred in acquiring properties.”  The Company has restated the amounts shown on the Form 20-F/A to reflect this.

In the case of the GAAP reconciling items for the year ended March 31, 2007, shown on Form 20-F/A which are different from the original Form 20-F, they were simply typographical errors and the amounts on the original Form 20-F should not have changed.  As such, this is not a restatement.

We hope that the foregoing addresses all of the Staff's comments contained in its letter of April 27, 2010. In the even the Staff has no further comments, we would appreciate written correspondence to that effect. Further, in accordance with the Staff's letter, we are attaching the Company's acknowledgment.

Securities and Exchange Commission
Division of Corporate Finance
June 23, 2010

Best regards,

/s/ Mark C Lee

Mark C Lee
Shareholder

MCL
Enclosures

cc:	Chris Cooper
Brad Nichol

Securities and Exchange Commission
Division of Corporate Finance
June 23, 2010

ACKNOWLEDGEMENT

In connection with Edge Resources, Inc.’s (the “Company”) letter dated June 23, 2010 addressed to the Securities Exchange Commission and the Company’s filing of Form 20-F/A-2, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Edge Resources, Inc.

/s/ Brad Nichol
Brad Nichol, Chief Executive Officer